

14047452

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING __December 31, 2013__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     311 South Wacker Drive, Suite 4200
                          (No. and Street)

   Chicago   IL   60606
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Karen Steighner   (Area Code – Telephone Number)   (303) 795-0400

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   KPMG
                       (Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

REGISTRATIONS BRANCH

FEB 28 2014

RECEIVED

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

16

$3/10/14$

OATH OR AFFIRMATION

I, _____Karen A. Steighner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Duff & Phelps Securities, LLC_____, as of _____December 31_____, 20__13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Financial & Operations Principal
_____
Title

_____
Notary Public

My Commission Expires 01/25/2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2013

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member
Duff & Phelps Securities, LLC:

We have audited the accompanying financial statements of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC), which comprise the statement of financial position as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 27, 2014

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2013

Assets

Cash	$	9,631,500
Accounts receivable		1,361,949
Unbilled services		177,976
Other assets		68,750
Total assets	$	11,240,175

Liabilities and Member's Capital

Deferred revenue	$	1,126,182
Payable to Parent Company		2,011,849
Total liabilities		3,138,031
Member's capital		8,102,144
Total liabilities and member's capital	$	11,240,175

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2013

Revenue:		
Advisory fees	$	45,514,318
Client reimbursable revenue		1,118,415
Total revenue		46,632,733
Expenses:		
Allocated expenses from Parent Company		(36,154,018)
Selling, general and administrative costs		(4,668,593)
Client reimburable expense		(1,118,415)
Depreciation and amortization		(522,478)
Regulatory fees and expenses		(427,457)
Total expenses		(42,890,961)
Net income	$	3,741,772

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2013

		Member's investment	Undistributed earnings	Member's capital
Balance as of December 31, 2012	$	1,140,502	4,732,336	5,872,838
Adjustment related to Merger		26,430,087	1,676,536	28,106,623
Adjusted balance as of January 1, 2013		27,570,589	6,408,872	33,979,461
Adjustment related to new Pagemill Partners, LLC cost sharing agreement		(23,619,089)	—	(23,619,089)
Distribution to Parent Company		—	(6,000,000)	(6,000,000)
Net income		—	3,741,772	3,741,772
Balance as of December 31, 2013	$	3,951,500	4,150,644	8,102,144

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	3,741,772
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		522,478
Increase in accounts receivable		(27,656)
Decrease in unbilled services		60,843
Decrease in other assets		128,146
Increase in deferred revenue		50,159
Increase in payable to Parent Company		943,087
Net cash provided by operating activities		5,418,829
Cash flows from financing activities:		
Distribution to Parent Company		(6,000,000)
Net cash used by financing activities		(6,000,000)
Net decrease in cash		(581,171)
Cash at beginning of year		10,212,671
Cash at end of year	$	9,631,500

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located primarily throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2013. The Company performs private placement of debt and equity securities, merger and acquisition advisory, financial advisory and restructuring advisory services.

On December 30, 2012, Duff & Phelps Corporation, the parent company of the Member, entered into a definitive merger agreement under which a consortium comprising controlled affiliates of or funds managed by The Carlyle Group, Stone Point Capital LLC, Pictet & Cie and Edmond de Rothschild Group acquired Duff & Phelps Corporation for $15.55 per share in a cash transaction valued at approximately $665.5 million. The transaction closed on April 22, 2013.

Effective November 30, 2013, GCP Securities, LLC (GCP) and Pagemill Partners, LLC (Pagemill), registered broker / dealers with the SEC, members of FINRA and under common control of the Parent Company, were merged into the Company, with the Company being the sole surviving legal entity (the Merger). In accordance with accounting guidance related to transfers between entities under common control, the Merger of the entities was accounted for as a change in reporting entity. Accordingly, the Company, GCP and Pagemill were combined using the respective carrying values of their assets and liabilities. The Statement of Financial Position as of December 31, 2013 includes the accounts of the Company, GCP and Pagemill as if the Merger had been in effect as of January 1, 2013. Prior to the Merger, the accounting practices used by the Company, GCP and Pagemill were comparable.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

(Continued)

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

(c)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d)   *Personal Assets and Liabilities*

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e)   *Income Taxes*

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

On a pro-forma basis, the Company would be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any net taxable income of the Parent Company.

(Continued)

As a result, this reflects an adjustment to the Company's provision for corporate income taxes to reflect an effective income tax rate of 40.37%, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The provision for income taxes for the year ended December 31, 2013 consists of the following:

	Current	Deferred	Total
Federal	$ 1,353,106	(43,486)	1,309,620
State and local	207,605	(6,672)	200,933
	$ 1,560,711	(50,158)	1,510,553

(f) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(g) Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(h) Subsequent Events

Management has evaluated subsequent events through February 26, 2014.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The allocation is equal to $500 plus 95% of that month's cash revenue net of FINRA and other regulatory fees, whereby shared management expenses, as outlined in the agreement, are recognized on the books of the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

(Continued)

Pagemill changed its cost sharing agreement effective April 23, 2013 when it entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. Prior to the cost sharing agreement change, Pagemill incurred direct costs of $4,668,593 of selling, general and administrative expenses and $522,478 of depreciation and amortization. The new cost sharing agreement also reallocated the goodwill and intangible assets (both non-allowable assets) and the corresponding equity of $23,619,089 from Pagemill's balance sheet to the Parent Company's balance sheet. The net capital computation and aggregate indebtedness of Pagemill was not impacted. The new cost sharing agreement was entered into to align the Pagemill cost sharing agreement to that of the merged Duff and Phelps Securities, LLC.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $6,493,469 at December 31, 2013 which is $6,359,346 in excess of its net capital requirement of $134,123. Aggregate indebtedness was $2,011,849 at December 31, 2013.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2013

Aggregate indebtedness	$	2,011,849
Net capital:		
Member's capital		8,102,144
Deductions		(1,608,675)
Net capital		6,493,469
Less minimum required capital		(134,123)
Excess net capital	$	6,359,346
Percentage of aggregate indebtedness to net capital		31.0%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital and the corresponding computation included in the company's unaudited FOCUS report as of December 31, 2013 which was filed on January 27, 2014.

See accompanying report of independent registered public accounting firm.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the
Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in
the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Member
Duff & Phelps Securities, LLC:

In planning and performing our audit of the financial statements of Duff & Phelps Securities, LLC (the Company) (a wholly owned subsidiary of Duff & Phelps, LLC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

The Members of
Duff and Phelps Securities, LLC.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Duff and Phelps Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with cash disbursement records entries;

2. Compare the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on the Form SIPC-7 for the year ended December 31, 2013;

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; and

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2014

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
Read carefully the instructions in your Working Copy before completing this Form.

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

```
047558   FINRA   DEC
DUFF & PHELPS SECURITIES LLC      16*16
ATTN: CATHERINE MAKSTENIEKS
311 S WACKER DR STE 4200
CHICAGO IL 60606-6622
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Marchetta
973-775-8258

2. A. General Assessment (item 2e from page 2) $ _77,413_

B. Less payment made with SIPC-6 filed (exclude interest)   (_31,721_)

     Date Paid

C. Less prior overpayment applied   (_—_)

D. Assessment balance due or (overpayment)   _45,692_

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum   _—_

F. Total assessment balance and interest due (or overpayment carried forward) $ _45,692_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _45,692_

H. Overpayment carried forward $(_—_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Duff and Phelps Securities LLC
(Name of Corporation, Partnership or other organization)

Christine Marchetta
(Authorized Signature)

Dated the _19_ day of _February_ 20 _14_

Director, Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 30,965,144

2b. Additions

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above _____

    (2) Net loss from principal transactions in securities in trading accounts _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business
        (See Instruction C). _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960) $ _____

        Enter the greater of line (i) or (ii)

        Total deductions _____

2d. SIPC Net Operating Revenues $ 30,965,144

2e. General Assessment @ .0025 $ 77,413

        (to page 1, line 2.A.)

IMPORTANT NOTICE TO SIPC MEMBERS

RE: Should you prefer to wire any assessment payments, SIPC's wire instructions are unchanged and they are:

Bank Name:	Citibank, New York
SWIFT:	CITIUS33
ABA#	021000089
Account #:	30801482
Address:	111 WALL STREET
	NEW YORK, NY 10043
	USA

CODING!
2100-20712/-021
8899999

Please e-mail or fax a copy of the SIPC assessment form to form@sipc.org or fax 202-371-6728.

* FINAL SIPC 7 — Member Terminated

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7.10)	P.O. Box 92185 Washington, D.C. 20090-2185	(33-REV 7.10)

202-371-8300

General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69047
GCP Securities, LLC
712 Main Street, Suite 2500
Houston, TX 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Marchetta
973-775-8258

2. A. General Assessment (item 2e from page 2) $ 4,738

    B. Less payment made with SIPC-6 filed (exclude interest)   —

    Date Paid

    C. Less prior overpayment applied   —

    D. Assessment balance due or (overpayment)   4,738

    E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum   —

    F. Total assessment balance and interest due (or overpayment carried forward) $ 4,738

    G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as F above) $ 4,738

    H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent hereby that all information contained herein is true, correct and complete.

GCP Securities LLC

Director, Finance

Dated the 19 day of February 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

$ 1,895,000

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030)

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

   Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

      Enter the greater of line (i) or (ii)   _____

      Total deductions   _____

2d. SIPC Net Operating Revenues $ 1,895,000

2e. General Assessment @ .0025 $ 4,738

(to page 1 Line 2.A)

2

IMPORTANT NOTICE TO SIPC MEMBERS

RE: Should you prefer to wire any assessment payments, SIPC's wire instructions are unchanged and they are:

Bank Name:	Citibank, New York
SWIFT:	CITIUS33
ABA#	021000089
Account #:	30801482
Address:	111 WALL STREET
	NEW YORK, NY 10043
	USA

CODING
2100-207/21-021
8899999

Please e-mail or fax a copy of the SIPC assessment form to form@sipc.org or fax 202-371-6728.

SIPC-7

(33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7-10)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66573
Pagemill Partners, LLC
1950 University Ave., Suite 400
East Palo Alto, CA 94303

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Marchetta
973-775-8258

2. A. General Assessment (item 2e from page 2) .... $ 34,432

   B. Less payment made with SIPC-6 filed (exclude interest) 17,327

   _____
   Date Paid

   C. Less prior overpayment applied .... (—)

   D. Assessment balance due or (overpayment) 17,105

   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ..... —

   F. Total assessment balance and interest due (or overpayment carried forward) ... $ 17,105

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) ..... $ 17,105

   H. Overpayment carried forward .... $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pagemill Partners, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Director, Finance
_____
(Title)

Dated the 19 day of February 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

$ __13,772,552__

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030)

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS Line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions

      $__13,772,592__

2d. SIPC Net Operating Revenues

2e. General Assessment @ .0025 $__34,432__

(to page 1, line 2.A.)

2

IMPORTANT NOTICE TO SIPC MEMBERS

RE: Should you prefer to wire any assessment payments, SIPC's wire instructions are unchanged and they are:

Bank Name:	Citibank, New York
SWIFT:	CITIUS33
ABA#	021900089
Account #:	30801482
Address:	111 WALL STREET
	NEW YORK, NY 10043
	USA

CODING
2100-207/21-021
8899999

Please e-mail or fax a copy of the SIPC assessment form to form@sipc.org or fax 202-371-6728.